Jason Duffy
Vice President

Insurance & Risk Management
FMR LLC
82 Devonshire Street, F3D, Boston, MA City, 02109-3614
Phone: 617-563-9480: Fax: 617-385-0811
jason.duffy@fmr.com

May 14, 2013

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

RE: Fidelity Investments Mutual Funds (FMR LLC)
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2012 – July 1, 2013

To Whom it May Concern,

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds for the first $85M excess of $15M in coverage:

Westchester Fire Insurance Company Policy No: DOXG21661612007
Participation: $10M x $15M

Everest Reinsurance Company Policy No: FL5FD00012-121
Participation: $10M x $25M

ICI Mutual Insurance Company Policy No: 87153312B
Participation: $15M x $35M

Allied World Assurance Company, LTD Policy No: C014840/002
Participation: $15M x $50M

St. Paul Fire Mercury Insurance Company Policy: 14R9718A
Participation: $10M x $65M

Continental Casualty Company Policy No: 287042220
Participation: $10M x $75M

Axis Insurance Company Policy No: MBN727586/01/2012
Participation: $5M part of $15M x $85M

Starr Indemnity & Liability Company Policy No:SISIXFL21025312
Participation: $10M part of $15M x $85M

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement and the Fidelity Bond Insurance Recovery Agreement have been submitted. The accession number is 0000880195-13-000228.

Sincerely,

Jason R. Duffy

Enc.

Westchester Fire Insurance Company

Excess Liability Insurance Policy Declarations

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY IS A CLAIMS MADE POLICY WHICH COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. PLEASE READ THIS POLICY CAREFULLY.

Policy No.	DOX G21661612 007	
Item 1.	Insured Company: Principal Address:	ALL Fidelity Funds Devonshire Street Mailzone F3D Boston, MA 02109
Item 2.	Coverages Provided:	Excess Mutual Fund Concentric Bond Program
Item 3.	Followed Policy: Insurer: Policy Number:	Financial Institution Bond - Manuscript Policy National Union Fire Insurance Company of Pittsburgh, PA 02-306-70-15
Item 4.	Policy Period: From 12:01 A.M. 07/01/2012 To 12:01 A.M. 07/01/2013 (Local time at the address shown in Item 1.)	
Item 5.	Aggregate Limit of Liability: $10,000,000 for all Loss under all Coverages combined.	
Item 6.	Premium: $ 59,500 Discovery Period Premium: 150% of the Policy Period Premium	

Item 7.

NOTICE TO INSURER

A. Notice of Claim, Wrongful Act or Loss:

ACE USA
P.O. Box 5105
Scranton, PA 18505-0518
Fax: 877-746-4641
Email address for submitting Management Liability Claims,
ManagementLiabilityFirstNotice@acegroup.com
Email address for all other correspondence,
ApolloProRiskACEIncoming@acegroup.com

B. All other notices:

ACE USA, Professional Risk
Attention: Chief Underwriting Officer
1133 Avenue of the Americas, 32nd Floor
New York, NY 10036

Item 8. Schedule of Underlying Policies:

Insurer	Policy Number	Limits	Primary or Excess	Policy Period
National Union Fire Insurance Company of Pittsburgh, PA	02-306-70-15	$15,000,000	Primary	7/1/12 – 7/1/13

Item 9. Prior Or Pending Proceeding Date: ______________________________

THESE DECLARATIONS, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION AND THE POLICY FORM ATTACHED HERETO, CONSTITUTE THE INSURANCE POLICY.

DATE: 7/25/2012

____
Authorized Representative

Westchester Fire Insurance Company

Excess Liability Insurance Policy

I. INSURING CLAUSE

The Insurer agrees to provide insurance coverage to the Insureds in accordance with the terms and conditions of the Followed Policy, except as otherwise provided herein.

II. LIMIT OF LIABILITY

A. It is expressly agreed that liability for any covered Loss shall attach to the Insurer only after:

1. the insurer(s) of the Underlying Policies;
2. another insurer;
3. the Insureds; or,
4. any other person or entity,

shall have paid the full amount of the Underlying Limit and the full amount of the retention, if any, applicable to the primary Underlying Policy has been paid. Nothing in this subsection shall preclude the Insurer of this Policy from considering any of the other terms, conditions, limitations and exclusions of this Policy or the Followed Policy, in determining whether any Loss is covered under this Policy. The Insurer shall then be liable to pay only covered Loss in excess of such Underlying Limit up to its Aggregate Limit of Liability as set forth in Item 5 of the Declarations.

B. In the event and only in the event of the reduction or exhaustion of the Underlying Limit by reason of the payment of Loss otherwise covered hereunder, then this policy shall, subject to the Aggregate Limit of Liability set forth in Item 5 of the Declarations: (i) in the event of reduction, pay excess of the reduced Underlying Limit, and (ii) in the event of exhaustion, continue in force as primary insurance; provided always that in the latter event this policy shall only pay excess of the retention applicable to the exhausted primary Underlying Policy, which retention shall be applied to any subsequent Loss in the same manner as specified in such primary Underlying Policy.

III. DEFINITIONS

A. The terms "Insurer", "Followed Policy", "Underlying Policies", "Policy Period" and "Aggregate Limit of Liability" have the meanings attributed to them in the Declarations.

B. The term "Underlying Limit" means an amount equal to the aggregate of all limits of liability as set forth in Item 8 of the Declarations for all Underlying Policies, plus the uninsured retention, if any, applicable to the Underlying Policy.

IV. UNDERLYING INSURANCE

A. This policy is subject to the same representations as are contained in the Application for the Followed Policy and the same terms, definitions, conditions, exclusions and limitations (except as regards the premium, the limits of liability, the policy period and except as otherwise provided herein) as are contained in or as may be added to the Followed Policy. In no event shall this policy grant broader coverage than would be provided by the Followed Policy.

B. If the Underlying Policies are not maintained in full effect during the Policy Period, the Insurer shall not be liable under this policy to a greater extent than it would have been had such Underlying Policies been so maintained.

C. If during the Policy Period or any Discovery Period the terms and conditions of the Followed Policy are changed in any manner, the Insureds shall give to the Insurer written notice of the full particulars thereof as soon as practicable. This policy shall become subject to any such changes, provided that the Insureds shall pay any additional premium reasonably required by the Insurer for such changes.

If the terms or conditions of the Followed Policy are changed in any manner or differ in any respect from the binder for such Followed Policy, the Insurer shall have 30 days after receipt of the Followed Policy containing such changes to provide written objection to such changes. If such written objection is provided, such changes shall not apply to this policy and no coverage related to such changes shall apply. If such written objection is not provided within the time frame captioned above, such changes shall apply.

D. This policy shall follow the terms and conditions of any Prior or Pending Proceeding Exclusion, Prior or Pending Litigation Exclusion, or similar exclusion in the Followed Policy, but with respect to the application of such exclusion to this policy, the Prior or Pending Proceeding Date set forth in Item 9 of the Declarations shall apply.

V. GENERAL CONDITIONS

A. Discovery Period Premium: If the Insureds elect a discovery period or extended reporting period ("Discovery Period") as set forth in the Followed Policy following the cancellation or non-renewal of this policy, the Insureds shall pay to the Insurer the additional premium set forth in Item 6 of the Declarations.

B. Notice: All notices under this policy shall be given as provided in the Followed Policy and shall be properly addressed to the appropriate party at the respective address as shown in the Declarations.

C. Claim Participation: The Insurer shall be given the opportunity to effectively associate with the Insureds in the investigation, settlement or defense of any Claim even if the Underlying Limit has not been exhausted.

SIGNATURES

Named Insured **ALL Fidelity Funds**			Endorsement Number **1**
Policy Symbol **DOX**	Policy Number **G21661612 007**	Policy Period **07/01/2012 to 07/01/2013**	Effective Date of Endorsement **07/01/2012**
Issued By (Name of Insurance Company) **Westchester Fire Insurance Company**			

THE ONLY SIGNATURES APPLICABLE TO THIS POLICY ARE THOSE REPRESENTING THE COMPANY NAMED ON THE FIRST PAGE OF THE DECLARATIONS.

By signing and delivering the policy to you, we state that it is a valid contract.

INDEMNITY INSURANCE COMPANY OF NORTH AMERICA (A stock company)
BANKERS STANDARD FIRE AND MARINE COMPANY (A stock company)
BANKERS STANDARD INSURANCE COMPANY (A stock company)
ACE AMERICAN INSURANCE COMPANY (A stock company)
ACE PROPERTY AND CASUALTY INSURANCE COMPANY (A stock company)
INSURANCE COMPANY OF NORTH AMERICA (A stock company)
PACIFIC EMPLOYERS INSURANCE COMPANY (A stock company)
ACE FIRE UNDERWRITERS INSURANCE COMPANY (A stock company)
WESTCHESTER FIRE INSURANCE COMPANY (A stock company)

436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

CARMINE A. GIGANTI, Secretary

JOHN J. LUPICA, President

Authorized Representative

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured **ALL Fidelity Funds**			Endorsement Number **2**
Policy Symbol **DOX**	Policy Number **G21661612 007**	Policy Period **07/01/2012 to 07/01/2013**	Effective Date of Endorsement **07/01/2012**
Issued By (Name of Insurance Company) **Westchester Fire Insurance Company**			

EXCESS ENDORSEMENT

It is agreed that Section IV, **UNDERLYING INSURANCE**, subsection C, is amended to add the following:

If the terms, definitions, conditions, exclusions or limitations of the Followed Policy are changed in any manner or differ in any respect from the binder for such Followed Policy, the Insurer shall have 30 days after receipt of the Followed Policy containing such changes to provide written objection to such changes. If such written objection is provided, such changes shall not apply to this policy and no coverage related to such changes shall apply. If such written objection is not provided within the time frame captioned above, such changes shall apply

All other terms and conditions of this Policy remain unchanged.

Authorized Representative

DISCLOSURE PURSUANT TO TERRORISM RISK INSURANCE ACT

Named Insured			Endorsement Number
ALL Fidelity Funds			**3**
Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DOX	**G21661612 007**	**07/01/2012 to 07/01/2013**	**07/01/2012**
Issued By (Name of Insurance Company)			
Westchester Fire Insurance Company			

THIS ENDORSEMENT IS ATTACHED TO AND MADE PART OF YOUR POLICY IN RESPONSE TO THE DISCLOSURE REQUIREMENTS OF THE TERRORISM RISK INSURANCE ACT. THIS ENDORSEMENT DOES NOT GRANT ANY COVERAGE OR CHANGE THE TERMS AND CONDITIONS OF ANY COVERAGE UNDER THE POLICY.

Disclosure Of Premium

In accordance with the federal Terrorism Risk Insurance Act, we are required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act. The portion of your premium attributable to such coverage is shown in this endorsement or in the policy Declarations.

Disclosure Of Federal Participation In Payment Of Terrorism Losses

The United States Government, Department of the Treasury, will pay a share of terrorism losses insured under the federal program. The federal share equals 85% of that portion of the amount of such insured losses that exceeds the applicable insurer retention. However, if aggregate insured losses attributable to terrorist acts certified under the Terrorism Risk Insurance Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

Cap On Insurer Participation In Payment Of Terrorism Losses

If aggregate insured losses attributable to terrorist acts certified under the Terrorism Risk Insurance Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Terrorism Risk Insurance Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

We are providing you with the terrorism coverage required by the Act. We have not established a separate price for this coverage; however the portion of your annual premium that is reasonably attributable to such coverage is: $ **0** .

Authorized Agent

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured			Endorsement Number
ALL Fidelity Funds			**4**
Policy Symbol **DOX**	Policy Number **G21661612 007**	Policy Period **07/01/2012 to 07/01/2013**	Effective Date of Endorsement **07/01/2012**
Issued By (Name of Insurance Company) **Westchester Fire Insurance Company**			

ABSOLUTE TIE IN OF LIMITS ENDORSEMENT

It is agreed that Section II, **LIMITS OF LIABILITY**, is amended by adding the following subsection:

- Notwithstanding any of the terms of this Policy which might be construed otherwise, the maximum aggregate liability of the Insurer and any of its affiliates under this Policy and all other policies listed below, or any direct or indirect renewal or replacement thereof ("Other Policies"), combined, shall be $10,000,000. This is a sublimit which further limits and does not increase the Insurer's Limit of Liability otherwise set forth under this Policy or the Other Policies.

Other Policies:

Insurance Company	Named Insured	Policy Number
ACE American Insurance Company	All Fidelity Funds	DOX 23656280 004

All other terms and conditions of this **Policy** remain unchanged.

Authorized Representative

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured			Endorsement Number
ALL Fidelity Funds			**5**
Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DOX	**G21661612 007**	**07/01/2012 to 07/01/2013**	**07/01/2012**
Issued By (Name of Insurance Company)			
Westchester Fire Insurance Company			

UNDERLYING INSURER OR INSUREDS LIABLE TO PAY ENDORSEMENT

It is agreed that this Policy is amended as follows:

A. The first sentence of Section II, **LIMIT OF LIABILITY**, subsection A, is deleted in its entirety and the following is inserted:

It is expressly agreed that liability for any covered Loss shall attach to the Insurer only after:

1. the insurer(s) of the Underlying Policies; or
2. the Insureds: (a) pursuant to an agreement with the insurer(s) of the Underlying Policies; or (b) because of the financial insolvency of the insurer(s) of the Underlying Policies;

shall have paid, in the applicable legal currency, the full amount of the Underlying Limit and the Insureds shall have paid the full amount of the uninsured retention, if any, applicable to the primary Underlying Policy. Nothing in this subsection shall preclude the Insurer of this Policy from considering any of the other terms, conditions, limitations and exclusions of this Policy, the Followed Policy, or any Underlying Policy, in determining whether any Loss is covered under this Policy. Any payments by the Insureds shall be subject to the same terms and conditions for any such payments by the insurer(s) of the Underlying Policies. Any such payments by the Insureds in any Claim shall not be recognized as reducing or exhausting the Underlying Limits for any other Claim.

B. Section II, **LIMIT OF LIABILITY**, subsection B, is deleted in its entirety and the following is inserted:

In the event and only in the event of the reduction or exhaustion of the Underlying Limit by reason of the insurer(s) of the Underlying Policy paying, or the Insureds, pursuant to subsection A above, paying, in the applicable legal currency, Loss otherwise covered hereunder, then this Policy shall, subject to the Aggregate Limit of Liability set forth in Item 5 of the Declarations: (i) in the event of reduction, pay excess of the reduced Underlying Limit, and (ii) in the event of exhaustion, continue in force as primary insurance; provided always that in the latter event this Policy shall only pay excess of the retention applicable to the exhausted primary Underlying Policy, which retention shall be applied to any subsequent Loss in the same manner as specified in such primary Underlying Policy. Nothing in this subsection shall preclude the Insurer of this Policy from considering any of the other terms, conditions, limitations and exclusions of this Policy, the Followed Policy, or any Underlying Policy, in determining whether any Loss is covered under this Policy. Any payments by the Insureds shall be subject to the same terms and conditions for any such payments by the insurer(s) of the Underlying Policies. Any such payments by the Insureds in any Claim shall not be recognized as reducing or exhausting the Underlying Limits for any other Claim.

C. Section IV, **UNDERLYING INSURANCE**, is amended by adding the following subsection:

- Notwithstanding anything in this Policy to the contrary, in the event any insurer of an Underlying Policy reaches an agreement with the Insureds for such insurer to pay covered Loss in an amount less than such insurer's limit of liability, the Insurer of this Policy shall not be liable for any greater percentage of Loss under this Policy than such insurer of such Underlying Policy is liable for, subject to the Aggregate Limit of Liability set forth in the Declarations and the remaining terms and conditions of this Policy. The Insureds agree to provide to the Insurer of this Policy a copy of such agreement. The Insurer of this Policy shall recognize payment by the Insureds pursuant to an agreement between the Insured and the insurer(s) of the Underlying Policies only if such agreement is limited to issues of coverage under such

Underlying Policies, and no other coverage issues, premium amounts, terms or conditions of any other policy.

D. Section III, **DEFINITIONS**, is amended by adding the following:

- "Financially Insolvent" means the status of an insurer resulting from (1) the appointment by any state or federal official, agency or court of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate the insurer, or (2) the insurer becoming a debtor-in-possession.

All other terms and conditions of this **Policy** remain unchanged.

____
Authorized Representative

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured			Endorsement Number
ALL Fidelity Funds			**6**
Policy Symbol **DOX**	Policy Number **G21661612 007**	Policy Period **07/01/2012 to 07/01/2013**	Effective Date of Endorsement **07/01/2012**
Issued By (Name of Insurance Company) **Westchester Fire Insurance Company**			

AMEND TO EXCESS BOND FORM

It is agreed that the form is amended as follows:

1. Wherever the term "policy" appears, it shall be replaced by the term "crime insurance bond."
2. The first four lines of the Declarations Page are deleted in their entirety and the following is inserted:

   This Bond is issued by the stock insurance company listed above (herein "Insurer").

3. Any reference to a Discovery Period Premium, including within Item 6 of the Declarations, is deleted in its entirety.

4. Item 7 of the Declarations is deleted in its entirety and the following is inserted;

   Notice To Insurer

   ACE USA, Professional Risk
   1133 Avenue of the Americas, 32nd Floor
   New York, NY 10036

5. Wherever the term "uninsured retention" appears, it shall be replaced by the term "deductible."

6. The last sentence of Section II, Limit Of Liability, subsection A, is deleted in its entirety and the following is inserted:

   The Insurer shall then be liable to pay only covered Loss in excess of such Underlying Limit up to its Aggregate Limit of Liability as set forth in Item 5 of the Declarations, which shall be the maximum aggregate liability of the Insurer under this bond with respect to all Loss on account of all claims or occurrences otherwise covered during the Bond Period irrespective of the time of payment by the Insurer.

7. The first sentence of Section III, Definitions, subsection A, is deleted in its entirety.

8. Section III, Definitions, subsection D, is amended by replacing the phrase "inapplicable to the Underlying Policy" with "applicable to the Followed Policy".

9. Section IV, Underlying Insurance, subsection C, is deleted in its entirety and the following is inserted:

   If during the Bond Period the terms, conditions, exclusions or limitations of the Followed Bond are changed in any manner, or differ in any respect from the binders for such Followed Bond, the Insureds shall as a condition precedent to their rights to coverage under this bond give to the Insurer written notice of the full particulars thereof as soon as practicable but in no event later than 30 days following the effective date of such change. This bond shall become subject to any such changes upon the effective date of the changes in the Followed Bond, provided that the Insureds shall pay any additional premium reasonably required by the Insurer for such changes.

10. Section V, General Conditions, subsections A and E, are deleted in their entirety.

All other terms and conditions of this **Policy** remain unchanged.

Authorized Representative

TRADE OR ECONOMIC SANCTIONS ENDORSEMENT

Named Insured **ALL Fidelity Funds**			Endorsement Number **7**
Policy Symbol **DOX**	Policy Number **G21661612 007**	Policy Period **07/01/2012 to 07/01/2013**	Effective Date of Endorsement **07/01/2012**
Issued By (Name of Insurance Company) **Westchester Fire Insurance Company**			

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

____

Authorized Agent

ace usa

U.S. Treasury Department's Office Of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

ACE Producer Compensation
Practices & Policies

ACE believes that policyholders should have access to information about ACE's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.aceproducercompensation.com or by calling the following toll-free telephone number: 1-866-512-2862.

EXCESS FOLLOW-FORM BOND DECLARATIONS

THE POLICY'S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES.

EVEREST REINSURANCE COMPANY
477 Martinsville Road
P.O. Box 830 Liberty Corner, NJ 07938-0830

BOND NUMBER: FL5FD00012-121 **RENEWAL OF: FL5FD00012-111**

PRODUCER NAME: Willis Executive Risk

ADDRESS: Three Copley Place, Suite 300
Boston, MA 02116

IN RETURN FOR THE PAYMENT OF THE PREMIUM, AND SUBJECT TO ALL THE TERMS OF THIS BOND, THE INSURER AGREES TO PROVIDE THIS COVERAGE AS STATED IN THIS BOND.

ITEM 1. NAMED INSURED: All Fidelity Funds

ADDRESS: c/o FMR LLC
82 Devonshire Street, Mail Zone F3D
Boston, MA 02109

ITEM 2: BOND PERIOD: FROM July 1, 2012 TO July 1, 2013
12:01 A.M. LOCAL TIME AT THE ADDRESS OF THE NAMED INSURED SHOWN ABOVE.

ITEM 3.	**AGGREGATE LIMIT OF LIABILITY:**	**$**	**10,000,000**
	EXCESS OF:	**$**	**25,000,000**
ITEM 4.	**SINGLE LOSS LIMIT OF LIABILITY:**	**$**	**10,000,000**

ITEM 5. UNDERLYING BOND (Includes all bonds listed under Paragraphs A. and B. below)

A. PRIMARY BOND

Bond Issuer	Bond No.	Bond Period	Single Loss Limit	Aggregate Limit
National Union Fire Insurance Co. of Pittsburgh, PA.	02-306-70-15	07/01/12-07/01/13	$15,000,000	$15,000,000

B. UNDERLYING BOND

Bond Issuer	Bond No.	Bond Period	Single Loss Limit	Aggregate Limit
ACE American Insurance Co.	DOX G11661612 007	07/01/12-07/01/13	$10,000,000	$10,000,000

☐

C. TOTAL LIMITS OF ALL UNDERLYING BOND(S) (INCLUDING PRIMARY BOND):

$25,000,000

ITEM 6. BOND PREMIUM: $54,570

ITEM 7. RIDERS APPLICABLE TO THIS BOND ON THE ORIGINAL DATE OF ISSUE:

Rider	Rider Number
Absolute Tie-In Limit	EFI 03 21 06 09

THESE DECLARATIONS, TOGETHER WITH THE EXCESS FOLLOW-FORM DECLARATIONS PAGE AND ANY ENDORSEMENT(S) AND THE APPLICATION, CONSTITUTE THE ABOVE NUMBERED BOND.

COUNTERSIGNED November 19, 2012 BY ______________________

DATE AUTHORIZED REPRESENTATIVE

EXCESS FOLLOW-FORM BOND

THE POLICY'S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES.
PLEASE READ THE ENTIRE POLICY CAREFULLY.

Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond the words "you" and "your" refer to the "Insureds". The words "we", "us" and "our" refer to the Insurer providing this bond.

It is represented by the "Insureds" and it is agreed by and among the "Insureds" and us that the particulars and statements contained in the information furnished to us or to the issuers of any "Underlying Bond" in connection with underwriting this bond or any "Underlying Bond", including statements made in the application and its attachments submitted herewith, are true and are the basis of this bond and are considered as incorporated into and constituting a part of this bond.

In consideration of the payment of premium and subject to all terms, definitions, conditions, exclusions, and limitations of this bond (including any endorsements hereto), the "Insurer" and the "Insureds" agree as follows:

SECTION I – INSURING AGREEMENT

We will provide the "Insured" with coverage in excess of the "Underlying Bond" for loss covered during the "Bond Period." It is expressly agreed that liability for any covered loss shall attach to us only after the issuers of the "Underlying Bond" have paid the full amounts of the applicable limits of insurance of the "Underlying Bond", and any applicable retention under the "Primary Bond" has been satisfied. Except as otherwise provided in this bond, coverage under this bond shall apply in conformity with and subject to the warranties, limitations, conditions, provisions, and other terms of the "Primary Bond".

SECTION II - LIMIT OF LIABILITY

A. Aggregate Limit of Liability

The amount stated in **Item 3.** of the Declarations is our maximum Aggregate Limit of Liability under this bond for all covered loss, including all covered costs and expenses . The Aggregate Limit of Liability shall be reduced by the amount of any payment made by us under the terms of this bond.

B. Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability under Paragraph **A.** of this Section, our liability under this bond for each single loss shall not exceed the Single Loss Limit of Liability shown under **Item 4.** of the Declarations.

SECTION III – DEFINITIONS

A. "Bond Period" means the period of time identified under **Item 2.** of the Declarations.

B. "Insured" means the "Named Insured" and other entities and persons insured under the "Primary Bond".

C. "Named Insured" means the entity or person designated under **Item 1.** of the Declarations.

D. "Primary Bond" means the bond designated under **Item 5.A.** of the Declarations.

E. "Underlying Bond" means all those bonds scheduled under **Item 5.A.** and **Item 5.B.** of the Declarations.

SECTION IV – CONDITIONS

A. Maintenance of Limit of Liability of Underlying Bond

The "Underlying Bond(s)" shall be maintained during the "Bond Period" in full force and effect, except for any reduction of the limits of liability of the "Underlying Bond" due to payment of loss. Failure to comply with this requirement will not invalidate this bond, but we will only be liable to the same extent that we would have been had you fully complied with this requirement.

B. Exhaustion of Limit of Liability of Underlying Bond

This bond shall drop down only in the event of reduction or exhaustion of the limit(s) of liability of the "Underlying Bond" by reason of payment of covered loss under the "Underlying Bond", and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any "Underlying Bond". The risk of uncollectibility of the "Underlying Bond" (in whole or in part) whether because of financial

impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the "Insureds" and is not in any way or under any circumstances insured or assumed by us.

Upon the exhaustion of all the limit(s) of liability of such "Underlying Bond" solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

C. Changes to Underlying Bond

You must promptly notify us of any changes to the "Underlying Bond" which are made after its inception date. Any changes made to the "Underlying Bond" after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the "Underlying Bond".

D. Bond Cancellation

1. You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.
2. We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten (10) days advance written notice stating when cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than ninety (90) days advance written notice, stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in the Declarations will be sufficient to prove notice.
3. The bond period will end on the day and hour stated in the cancellation notice.
4. If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.
5. If you cancel, earned premium will be calculated based on short rate tables.
6. The first "Named Insured" in **Item 1.** of the Declarations shall act on behalf of all other "Insureds" with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.
7. Any of the provisions that conflict with a law that controls the cancellation of this bond is changed by this statement to comply with that law.

E. Underlying Bond Cancellation

This bond is canceled immediately upon the termination of any "Underlying Bond" scheduled in **Item 5.A.** and **Item 5.B**. of the Declarations, whether by you or the applicable issuers of any "Underlying Bond". You must promptly notify us of the cancellation of the "Underlying Bond". Such notice must be made when you send a notice of cancellation of the "Underlying Bond" to, or when you receive such notice from, the issuer of the "Underlying Bond".

F. Notice of Loss

As a condition precedent to coverage under this bond, you shall provide us with written notice of a loss under this bond or any "Underlying Bond" in the same manner required by the terms and conditions of the "Primary Bond".

You shall provide written notice as soon as practicable to the following address:

Everest Reinsurance Company
477 Martinsville Road, P.O. Box 830
Liberty Corner, NJ 07938

G. Claim Participation

We shall have the right, but not the duty, and shall be given the opportunity to effectively associate with the "Insureds" in the investigation, settlement or defense of any claim or loss, even if the "Underlying Bond" has not been exhausted. The "Insureds" shall fully cooperate with us in connection with the investigation of any covered loss and the assertion of any claim for recovery of such loss, and shall provide to us all information and assistance reasonably requested by us.

We shall maintain full and complete claims control as respects coverage under this bond for any loss, and no action by any other bond issuer shall bind us under this bond.

This policy is signed by officers of the Company shown on the Declarations page of this policy.

For: Everest Reinsurance Company

President

Secretary

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN LIMIT

Named Insured: All Fidelity Funds | Endorsement No.: 1

Policy No.: FL5FD00012-121 | Effective date of Endorsement: 07/01/12

Issuing Company: Everest Reinsurance Company

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies the following:

EXCESS FOLLOW FORM BOND

In consideration of the premium charged, the following is added to **SECTION II – LIMIT OF LIABILITY**:

The maximum aggregate liability of the issuer of this Bond and any of its affiliates under this Bond and the insurance policy(ies) listed below ("Other Policy"), combined, shall be $10,000,000. This Rider further limits and does not increase our maximum liability under this Bond or the Other Policy.

The respective Limits of Liability in Items 3 and 4 of the Declarations for this Bond shall be reduced by any and all amounts paid under any Other Policy.

Other Policy

Insurer	Named Insured	Type of Policy	Policy No.	Policy Period
Everest National Insurance Company.	All Fidelity Funds	Excess E&O	FL5EE00035-121	07/01/12-07/01/13

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Everest National Insurance Company
Everest Indemnity Insurance Company
Everest Security Insurance Company
Everest Reinsurance Company

EVEREST.

Claim Reporting Guidelines

The Everest Claim Department is dedicated to providing prompt, thorough and professional claims service. Timely submission of Loss Notices complies with the terms and conditions of your policy and assists us in providing quality service to our policyholders.

The preferred method for notifying Everest of a claim would be via e-mail. However, Loss Notices may be submitted via mail, facsimile or e-mail. If immediate attention is needed, e-mail notification is strongly recommended.

By E-mail:
Claims E-mail: everestnationalnjclaim@everestre.com

By Mail:
Casualty Claims Department
Everest National Insurance Company
P.O. Box 830
477 Martinsville Road
Liberty Corner, NJ 07938

By Facsimile:
Fax Claims: (866) 283-4856

Consult Your Policy for Loss Reporting Requirements

Your policy identifies the information to be submitted with a First Notice of Loss. Additionally, the following information/documentation will always be helpful and often necessary in assisting us with our evaluation:

- Citing Everest's policy, or claim number, in all correspondence
- Providing a copy of any lawsuit, demand for arbitration or mediation, a governmental agency notice, claim letter or any similar notice
- Sending a copy of any internal reports related to the claim
- Copies of status reports prepared by your defense counsel and/or your claim handler

Everest will acknowledge each First Notice of Loss, initiate contact with you, and will request any additional information that may be needed. Everest will identify the claim professional responsible for handling your reported loss and forward their specific contact information to you. If you become aware of any subsequent information that may impact your claim, you should immediately send it to your assigned claim professional.

If you have questions or would like to discuss a specific loss with one of our claim professionals, please feel free to contact us. Thank you.

This guideline is merely for illustrative purposes and does not purport to address every situation or circumstance that may arise. Notwithstanding any statements made herein, nothing contained in this guideline is intended to replace, modify or waive any terms, conditions or warranties contained in the policy. Everest expressly reserves and does not waive any of its rights and protections afforded under the policy.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington DC 20005

INVESTMENT COMPANY BLANKET BOND
(EXCESS)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1. Name of Insured (the "Insured") — **All Fidelity Funds** (as defined in the Primary Bond)

Bond Number **87153312B**

Principal Office: c/o FMR LLC, 82 Devonshire Street, F3D, Boston, MA 02109

Mailing Address: c/o FMR LLC, 82 Devonshire Street, F3D, Boston, MA 02109

Item 2. Bond Period: from 12:01 a.m. on July 1, 2012 to 12:01 a.m. on July 1, 2013, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
A--FIDELITY	$15,000,000	$35,000,000
B--ON PREMISES	$15,000,000	$35,000,000
C--INTRANSIT	$15,000,000	$35,000,000
D--FORGERY OR ALTERATION	$15,000,000	$35,000,000
E--SECURITIES	$15,000,000	$35,000,000
F--COUNTERFEIT CURRENCY	$15,000,000	$35,000,000
G--UNCOLLECTIBLE ITEMS OF DEPOSIT	$15,000,000	$35,000,000
H--AUDIT EXPENSE	$15,000,000	$35,000,000
I--COMPUTER SYSTEMS	$15,000,000	$35,000,000
J--CUSTOMER VOICE INITIATED TRANSFERS	$15,000,000	$35,000,000
K--TELEFACSIMILE TRANSFER FRAUD	$15,000,000	$35,000,000

[1] Plus the applicable deductible of the Primary Bond

Item 4.

2(A) Primary Policy No. 1:

Company: Chartis National Union Fire Insurance Company of Pittsburgh, PA
Policy Number: 02-306-70-15
Limit of Liability: $15,000,000

2(B) First Excess Policy:

Company: ACE American Insurance Company
Policy Number: DOX G21661612 007
Limit of Liability: $10,000,000 excess of $15,000,000

2(C) First Excess Policy:

Company:	Everest Reinsurance Company
Policy Number:	FL5FD00012-121
Limit of Liability:	$10,000,000 excess of $25,000,000

Item 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1

and of all Riders applicable to this bond issued during the Bond Period.

By: [signature]
Authorized Representative

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group ("Underwriter"), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the **Primary Bond** but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the **Primary Bond,** except with respect to:

a. Any coverage exceptions specified by riders attached to this bond;

b. The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and

c. The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A. CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of

any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a. **Deductible Amount** means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any **Underlying Bond(s)**, including the insolvency or dissolution of any Insurer providing coverage under any **Underlying Bond(s)**.

b. **Primary Bond** means the bond scheduled in ITEM 5. of the Declarations or any bond that may replace or substitute for such bond.

c. **Single Loss** means:

(1) all loss resulting from any one actual or attempted theft committed by one person, or

(2) all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

(3) all loss caused by dishonest or fraudulent acts committed by one person, or

(4) all expenses incurred with respect to any one audit or examination, or

(5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d. **Underlying Bond** means the **Primary Bond** and all other insurance coverage referred to in ITEM 4. of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter's liability for each **Single Loss** shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered

by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

a. submit to examination by the Underwriter and subscribe to the same under oath, and

b. produce for the Underwriter's examination all pertinent records, and

c. cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or

liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the **Primary Bond**) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the **Primary Bond**) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the **Primary Bond** or from any other bond, suretyship or insurance policy), shall exceed the applicable **Deductible Amount**; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable **Deductible Amount** and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER
All Fidelity Funds		**87153312B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2012	**July 1, 2012 to July 1, 2013**	

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 85% of ICI Mutual's **"insured losses"** in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

Coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for **"acts of terrorism"** is one percent (1%).

ALLIED WORLD ASSURANCE COMPANY

ALLIED WORLD ASSURANCE COMPANY LTD

APEX

ALL PRODUCTS EXCESS FOLLOW FORM POLICY

POLICY: C014840/002
RENEWAL OF: C014840/001

DECLARATIONS

ITEM 1:	COMPANY:	All Fidelity Funds c/o FMR LLC
	ADDRESS:	82 Devonshire Street, F3D Boston, MA 02109-3614
ITEM 2:	POLICY PERIOD:	From: July 1, 2012 To: July 1, 2013 (12:01 a.m. Standard Time at the address stated in Item 1)
ITEM 3:	LIMIT OF LIABILITY:	USD 15,000,000 aggregate for all coverages combined (including Defense Costs)
	EXCESS OF TOTAL UNDERLYING LIMITS OF:	USD 50,000,000
ITEM 4:	FOLLOWED POLICY:	
	Issued By:	National Union Fire Insurance Company of Pittsburgh, Pa.
	Policy No.:	02-306-70-15
	Limit of Liability:	USD 15,000,000
	Policy Period:	July 1, 2012 to July 1, 2013 (12:01a.m. Standard Time at the address stated in Item 1)
ITEM 5:	PENDING OR PRIOR LITIGATION DATE:	N/A
ITEM 6:	PREMIUM:	USD 65,000
ITEM 7:	A. EXTENDED REPORTING PERIOD PREMIUM:	150% of premium set forth in Item 6.
	B. EXTENDED REPORTING PERIOD:	12 Month(s).

ALLIED WORLD ASSURANCE COMPANY

ITEM 8: ADDRESS OF INSURER FOR ALL NOTICES UNDER THIS POLICY:

A. Claim-Related Notices:
ALLIED WORLD ASSURANCE COMPANY LTD
ATTN: CLAIMS DEPARTMENT
27 RICHMOND ROAD
PEMBROKE HM 08, BERMUDA
Via e-mail to: FinancialClaims@awac.com

B. All Other Notices:
ALLIED WORLD ASSURANCE COMPANY LTD
ATTN: PROFESSIONAL LIABILITY UNDERWRITING
27 RICHMOND ROAD
PEMBROKE HM 08, BERMUDA

ITEM 9: ENDORSEMENT(S):

- Manuscript - Tie-In Limits Endorsement (07/10)

BROKER: Willis (Bermuda) Ltd.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by a duly authorized representative of the Insurer.

Authorized Representative

ALLIED WORLD ASSURANCE COMPANY

ALLIED WORLD ASSURANCE COMPANY LTD

APEX

ALL PRODUCTS EXCESS FOLLOW FORM POLICY

In consideration of premium paid, and in reliance upon all statements made in the application for this Policy and the Followed Policy, which shall be deemed to be attached to and made a part of this Policy, and subject to all terms, conditions and limitations set forth herein and therein, Allied World Assurance Company Ltd (herein referred to as the "Insurer") agrees as follows:

I. INSURING CLAUSE

The Insurer shall pay the Insured, as defined in the Followed Policy, for Loss by reason of depletion by payments of all applicable underlying limits by either the Underlying Insurers or the Insureds or any insurer of a difference-in-conditions policy that is excess of this Policy, subject to:

A. the terms and conditions of the Followed Policy as in effect on the inception date of this Policy;

B. the Limit of Liability as set forth in Item 3 of the Declarations; and

C. the terms and conditions of, and the endorsements attached to, this Policy.

In no event shall this Policy provide coverage broader than that provided by any Underlying Policy, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to in writing by the Insurer.

II. TERMS AND CONDITIONS

A. DEFINITIONS

Terms defined in the Followed Policy are used in this Policy with the meaning assigned to them in the Followed Policy, except as otherwise indicated herein.

"Underlying Insurers" means the insurer(s) that have issued the Underlying Policies.

"Underlying Policies" means the underlying policies that provide the Total Underlying Limits as set forth in Item 3 of the Declarations.

ALLIED WORLD ASSURANCE COMPANY

B. **PUNITIVE DAMAGES COVERAGE**

This Policy shall cover punitive damages to the same extent punitive damages are covered under the Followed Policy; provided, however, that if the Followed Policy coverage for punitive damages is solely contingent on the insurability of such damages under applicable law, then this Policy shall provide coverage for punitive damages.

C. **LOSS PROVISIONS**

1. This Policy shall follow the notice of claim provisions of the Followed Policy, except as stated otherwise herein.

2. Notice under this Policy shall be given to the Insurer at the address indicated in Item 8 of the Declarations.

3. The Insured shall give the Insurer such information, assistance and cooperation as the Insurer may reasonably request and as shall be in the Insured's power to give and shall do nothing that may prejudice the Insurer's position or potential rights of recovery.

4. The Insurer shall not be bound by the claim or loss decisions made by any other insurer. Only those settlements, stipulated judgments and Defense Costs which have been consented to by the Insurer, which consent shall not be unreasonably withheld, shall be recoverable as Loss under the terms of this Policy. The Insurer shall be entitled to effectively associate in the defense and the negotiation of any settlement of any claim that appears likely to involve this Policy.

D. **FOLLOWING FORM**

1. This Policy, except as stated otherwise herein, is subject to all terms, conditions, exclusions and limitations of the Followed Policy in all respects as in effect on the inception date of this Policy. The Insured shall furnish to the Insurer all proposed rewrites or changes by endorsement or otherwise to the Followed Policy as soon as practicable. If during the Policy Period any change is made to the terms, conditions, exclusions or limitations of the Followed Policy, the Insured shall provide the Insurer with the full particulars thereof. The Insured agrees that this Policy shall not be changed without the prior written consent of the Insurer.

2. In the event of the reduction of the limits of liability of the Underlying Policy(ies) solely as a result of payment of losses thereunder by the Underlying Insurers and/or the Insureds and/or any insurer of a difference-in-conditions policy that is excess of this Policy, this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms and conditions of this Policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such Underlying Policy(ies). In the event of the exhaustion of all of the limits of liability of such Underlying Policy(ies) solely as a result of payment of losses thereunder by the Underlying Insurers and/or the Insureds and/or any insurer of a difference-in-conditions policy that is excess of this Policy, the remaining limits available under this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms and conditions of this Policy, continue for subsequent losses as primary insurance and any retention specified in the Followed Policy shall be imposed under this Policy.

3. The Insurer's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall this Policy drop down, for any reason including the existence of any State Amendatory or a sub-limit of liability in any Underlying Policy or the receivership, insolvency, or inability or refusal to pay of any Underlying Insurer or the cancellation of any Underlying Policy.

   The risk of uncollectability of any underlying insurance (in whole or in part) whether because of the financial impairment or insolvency of an Underlying Insurer, the cancellation of any Underlying Policy(ies), the application of any underlying sub-limit of liability or differing terms and conditions or for any other reason is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the Insurer. In the event a State Amendatory or a sub-limit of liability exists in any Underlying Policy, any payments of loss by an Underlying Insurer that are subject to such an amendatory or sub-limit shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policy for purposes of coverage under this Policy.

E. CANCELLATION OF UNDERLYING POLICY

The Insured shall give notice to the Insurer as soon as practicable of the cancellation of any Underlying Policy.

ALLIED WORLD ASSURANCE COMPANY

F. ARBITRATION

Any and all disputes arising under or relating to this Policy, including its formation and validity, and whether between the Insurer and the Insured or any person or entity deriving rights through or asserting rights on behalf of the Insured, shall be finally and fully determined by an arbitration conducted in Hamilton, Bermuda or London, England or Toronto, Canada. The Insured shall have the right to reject the Insurer's choice of the arbitration venue prior to its commencement, in which case the Insured's choice of the arbitration venue shall control. The arbitration shall be conducted under the provisions of The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such Act), as may be amended and supplemented, by an Arbitration Board composed of three arbitrators to be selected for each controversy as follows:

Either party to the dispute, once a claim or demand on its part has been denied or remains unsatisfied for a period of twenty (20) calendar days by the other party, may notify the other party of its desire to arbitrate the matter in dispute and at the time of such notification the party desiring arbitration shall notify the other party of the name of the arbitrator selected by it. The other party who has been so notified shall within twenty (20) calendar days thereafter select an arbitrator and notify the party desiring arbitration of the name of such second arbitrator. If the party notified of a desire for arbitration shall fail or refuse to nominate the second arbitrator within twenty (20) calendar days following the receipt of such notification, the party who first served notice of a desire to arbitrate will, within an additional period of twenty (20) calendar days, apply to the Supreme Court of Bermuda or a comparable court in London, England or Toronto, Canada for the appointment of the second arbitrator and in such a case the arbitrator appointed by any such court shall be deemed to have been nominated by the party who failed to select the second arbitrator. The two arbitrators, chosen as above provided, shall within twenty (20) calendar days after the appointment of the second arbitrator choose a third arbitrator. Upon acceptance of the appointment by said third arbitrator, the Arbitration Board for the controversy in question shall be deemed fixed.

The Arbitration Board shall fix, by a notice in writing to the parties involved, a reasonable time and place for the hearing and may in said written notice or at the time of the commencement of said hearing, at the option of said Arbitration Board, prescribe reasonable rules and regulations governing the course and conduct of said hearing.

Any Insured who is a party to the arbitration has the right, in his or her sole and absolute discretion, to present testimony and to submit to questions during the proceedings by live video conference rather than appearing in person. An Insured may also direct any non-party witness testifying on his or her behalf to testify by live video conference. Such testimony shall otherwise in all respects conform with the evidentiary rules agreed to by the parties. The Insured shall exercise this right by providing the Insurer with written notice of such intent at least thirty (30) days prior to the commencement of the first arbitration hearing. Such notice must include the names of all individuals who will testify via video conference.

The Board, shall, within ninety (90) calendar days following the conclusion of the hearing, render a decision on the matter or matters in controversy in writing and shall cause a copy thereof to be served on all parties thereto. The Board's decision shall include an express acceptance or rejection of each coverage position asserted by the Insurer during the arbitration. In case the Board fails to reach a unanimous decision, the decision of the majority of the members of the Board shall be deemed to be the decision of the Board.

Each party shall bear the expense of its own arbitrator and the Insureds shall bear the cost of utilizing a video conferencing system, if applicable. The remaining costs of the arbitration shall be borne equally by the parties to such arbitration. However, if the Board's decision rejects all of the coverage positions asserted by the Insurer during the arbitration, the Insurer shall promptly pay to or on behalf of the Insured all attorneys' fees, expert fees and all other costs and expenses incurred by the Insured in the arbitration. The Insurer's liability for such amounts shall be in addition to, and not part of, the applicable Limit of Liability of this Policy as stated in Item 3 of the Declarations.

All awards made by the Arbitration Board shall be final and no right of appeal shall lie from any award rendered by the Arbitration Board. The parties agree that the Supreme Court of Bermuda or a comparable court in London, England or Toronto, Canada: (i) shall not grant leave to appeal any award based upon a question of law arising out of the award; (ii) shall not grant leave to make an application with respect to an award; and (iii) shall not assume jurisdiction upon any application by a party to determine any issue of law arising in the course of the arbitration proceeding, including but not limited to whether a party has been guilty of fraud.

All awards made by the Arbitration Board may be enforced in the same manner as a judgment or order from the Supreme Court of Bermuda or a comparable court in London, England or Toronto, Canada and judgment may be entered pursuant to the terms of the award by leave from any such court.

No person or organization shall have any right under this Policy to join the Insurer as a party to any action against the Insured to determine the Insured's liability, nor shall the Insurer be impleaded by the Insured or their legal representatives.

The Insurer and the Insured agree that in the event that claims for indemnity or contribution are asserted in any action or proceeding against the Insurer by any of the Insured's other insurers in a jurisdiction or forum other than that set forth in this clause, the Insured will in good faith take all reasonable steps requested by the Insurer to assist the Insurer in obtaining a dismissal of these claims (other than on the merits).

The Insured will, without limitation, undertake to the court or other tribunal to reduce any judgment or award against such other insurers to the extent that the court or tribunal determines that the Insurer would have been liable to such insurers for indemnity or contribution pursuant to this Policy. The Insured shall be entitled to assert claims against the Insurer for coverage under this Policy including, without limitation, for amounts by which the Insured reduced judgment against such other insurers in respect of such claims for indemnity or contribution, in an arbitration between the Insurer and the Insured pursuant to this clause; provided, however, that the Insurer in such arbitration in respect of such reduction of any judgment shall be entitled to raise any defenses under this Policy and any other defenses (other than jurisdictional defenses) as it would have been entitled to raise in the action or proceeding with such insurers.

G. CHOICE OF LAW

This Policy shall be construed and enforced in accordance with the law applicable to the Followed Policy without regard to conflict of laws principles (with the exception of the procedural law required by paragraph F above), and except insofar as such laws may prohibit payment hereunder in respect of punitive damages; provided, however, that, notwithstanding any legal principles to the contrary, the warranties, terms, conditions, exclusions and limitations of this Policy are to be construed in an evenhanded fashion between the Insured and the Insurer.

ALLIED WORLD ASSURANCE COMPANY

ENDORSEMENT NO: 1
This endorsement, effective: July 1, 2012
forms a part of policy number: C014840/002
Issued to: All Fidelity Funds
by: Allied World Assurance Company Ltd

TIE-IN LIMITS ENDORSEMENT

It is hereby understood and agreed that the combined and maximum Limit of Liability of the Insurer for all claims both under this policy's Limit of Liability, as set forth in the Declarations of this policy, and also under policy No. C014841/002 issued to All Fidelity Funds by Allied World Assurance Company, Ltd shall be USD 15,000,000.

Therefore, the Limit of Liability for Loss under this policy shall be reduced by Loss incurred under the other Allied World Assurance Company, Ltd. policy because the Limit of Liability under the other Allied World Assurance Company, Ltd. policy is now part of and not in addition to the Limit of Liability of this policy as set forth in the Declarations of this policy.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

DELIVERY INVOICE

TRAVELERS

Company: St. Paul Mercury Insurance Company

INSURED
ALL FIDELITY FUNDS
c/o FMR LLC
82 DEVONSHIRE STREET
BOSTON MA 02109

Policy Inception/Effective Date: 07/01/12
Agency Number: 2002534

Transaction Type:
Renewal of 469PB1027
Transaction number:
Processing date: 11/15/2012
Policy Number:
ZBN-14R9718A-12-N2

AGENT
Att: Mary Coughlin
Willis Group
Three Copley Place, Suite 300
Boston, MA 02116

Policy Number	Description	Amount	Surtax/ Surcharge
ZBN-14R9718A-12-N2	Excess Bond	$41,500	

POLICY DISCLOSURE NOTICE - TERRORISM RISK INSURANCE ACT 2002

On December 26, 2007, the President of the United States signed into law amendments to the Terrorism Risk Insurance Act of 2002 (the "Act"), which, among other things, extend the Act and expand its scope. The Act establishes a program under which the Federal Government may partially reimburse "Insured Losses" (as defined in the Act) caused by "acts of terrorism". An "act of terrorism" is defined in Section 102(l) of the Act to mean any act that is certified by the Secretary of the Treasury - in concurrence with the Secretary of State and the Attorney General of the United States - to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

The Federal Government's share of compensation for Insured Losses is 85% of the amount of Insured Losses in excess of each Insurer's statutorily established deductible, subject to the "Program Trigger", (as defined in the Act). In no event, however, will the Federal Government or any Insurer be required to pay any portion of the amount of aggregate Insured Losses occurring in any one year that exceeds $100,000,000,000, provided that such Insurer has met its deductible. If aggregate Insured Losses exceed $100,000,000,000 in any one year, your coverage may therefore be reduced.

Please note that no separate additional premium charge has been made for the terrorism coverage required by the Act. The premium charge that is allocable to such coverage is inseparable from and imbedded in your overall premium, and does not include any charge for the portion of losses covered by the Federal Government under the Act. The charge is no more than one percent of your premium.

Name of Insured ALL FIDELITY FUNDS
Policy Number ZBN-14R9718A-12-N2
Effective Date 07/01/12
Processing Date 01/15/13 00:00 002

IMPORTANT NOTICE REGARDING COMPENSATION DISCLOSURE

For information about how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website:

http://www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html

If you prefer, you can call the following toll-free number: 1-866-904-8348. Or you can write to us at Travelers, Enterprise Development, One Tower Square, Hartford, CT 06183

IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

TRAVELERS

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

- better protects the interests of all parties;
- helps Travelers to try to resolve losses or claims more quickly; and
- often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by U S Mail.

Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

TRAVELERS

☐ ST. PAUL FIRE AND MARINE INSURANCE COMPANY
☒ ST. PAUL MERCURY INSURANCE COMPANY
☐ ST. PAUL GUARDIAN INSURANCE COMPANY
A Capital Stock Company

EXCESS FOLLOW FORM
TRAVELERS FORM

DECLARATIONS: Excess Follow Form Number: ZBN-14R9718A-12-N2

The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1. Named Insured:
ALL FIDELITY FUNDS
c/o FMR LLC
82 Devonshire Street, Mail Zone F3D
Boston, MA 02109

(herein called Insured).

Item 2. Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on July 1, 2012 and expire at 12:01 A.M. on July 1, 2013 local time as to each of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3. Single Loss Limit of Liability: $10,000,000

Item 4. Aggregate Limit of Liability: $10,000,000

Item 5. Schedule of Underlying Insurance:

(A)
1. Underlying Insurer: National Union Fire Insurance Company of Pittsburgh, PA
2. Bond or Policy Number: 02-306-70-15
3. Bond or Policy Period: From: July 1, 2012 To: July 1, 2013
4. Limit of Liability:
   Single Loss Limit of Liability $15,000,000
   Aggregate Limit of Liability $15,000,000
5. Single Loss Deductible: $250,000

(B)
1. Underlying Insurer: Westchester Fire Insurance Company
2. Bond or Policy Number: DOX G21661612 007
3. Bond or Policy Period: From: July 1, 2012 To: July 1, 2013
4. Limit of Liability:
   Single Loss Limit of Liability $10,000,000
   Aggregate Limit of Liability $10,000,000

(C)
1. Underlying Insurer: Everest National Insurance Company
2. Bond or Policy Number: FL5FD00012-121
3. Bond or Policy Period: From: July 1, 2012 To: July 1, 2013
4. Limit of Liability:
   Single Loss Limit of Liability $10,000,000
   Aggregate Limit of Liability $10,000,000

(D) 1. Underlying Insurer: ICI Mutual Insurance Company

2. Bond or Policy Number: 87153312B
3. Bond or Policy Period: From: July 1, 2012 To: July 1, 2013
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

Item 6. Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is $65,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 7. Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is $65,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8. Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

Insurer's Name: National Union Fire Insurance Company of Pittsburgh, PA
Bond or Policy Number: 02-306-70-15
Effective Date: July 1, 2012

Except as provided below:

Item 9. The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers 469PB1027

such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10. The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:
D0146 - Ed. 01-08,
CM083 - Ed. 01-08,
MEL0846 - Ed. 03-03,
XS109 - Ed. 05-05

Brian MacLean President   Wendy C. Skjerven Secretary

Executed this 15th day of November , 2012.Countersigned

EXCESS FOLLOW FORM

Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1. Underlying Coverage

A. The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D. Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A. Payment by the Underwriter of loss covered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B. The Underwriter's maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter's maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C. Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5. (A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3. Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4. Notice / Proof of Loss - Legal Proceedings Against Underwriter

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations. Notice given to any Insurer identified in Item 5. of the Declarations of this Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C. Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D. Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5. Excess Follow Form Period

A. The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B. The Aggregate Limit of Liability set forth in Item. 4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

Section 6. Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7. Cancellation of this Excess Follow Form by the Underwriter or the Insured

This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations, (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-14R9718A-12-N2	01/15/13	07/01/12 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

ALL FIDELITY FUNDS

SCHEDULE OF UNDERLYING INSURERS ENDORSEMENT

It is agreed that:

Item 5. Schedule of Underlying Insurers is amended as follows:

(E) 1. Underlying Insurer: AWAC Bermuda Insurance Company
2. Bond or Policy Number: C014840/002
3. Bond or Policy Period: From: July 1, 2012 To: July 1, 2013
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

(F) 1. Underlying Insurer:
2. Bond or Policy Number:
3. Bond or Policy Period: From: To:
4. Limit of Liability:
Single Loss Limit of Liability
Aggregate Limit of Liability

(G) 1. Underlying Insurer:
2. Bond or Policy Number:
3. Bond or Policy Period: From: To:
4. Limit of Liability:
Single Loss Limit of Liability
Aggregate Limit of Liability

(H) 1. Underlying Insurer:
2. Bond or Policy Number:
3. Bond or Policy Period: From: To:
4. Limit of Liability:
Single Loss Limit of Liability
Aggregate Limit of Liability

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By ______________________________
Authorized Representative

INSURED

XS109 Ed. 5-05

CAP ON LOSSES FROM CERTIFIED ACTS OF TERRORISM

It is agreed that:

1. The following section is added to the General Terms, Conditions and Limitations:

   Cap on Losses From Certified Acts of Terrorism

   If aggregate insured losses attributable to Certified Acts of Terrorism exceed $100 billion in a program year (January 1 through December 31) and the Insurer has met the deductible under the Terrorism Risk Insurance Act:

   (a) the Insurer will not be responsible for the payment of any portion of the amount of such losses that exceeds $100 billion; and

   (b) insured losses up to $100 billion will be subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

   The terms and limitations of any terrorism exclusion, or the inapplicability or omission of a terrorism exclusion, do not serve to create coverage for any loss which would otherwise be excluded under any Insuring Agreement or this Policy.

2. The following is added to the Definitions section of the General Terms, Conditions and Limitations:

   Certified Act of Terrorism means an act that is certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism pursuant to the federal Terrorism Risk Insurance Act. The criteria contained in the Terrorism Risk Insurance Act for a Certified Act of Terrorism include the following:

   (a) the act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to the Terrorism Risk Insurance Act; and

   (b) the act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

All other terms remain the same.

Name of Insured ALL FIDELITY FUNDS **Policy Number** ZBN-14R9718A-12-N2 **Effective Date** 07/01/12
Processing Date 01/15/13 00:00 002

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-14R9718A-12-N2	01/15/13	07/01/12 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

ALL FIDELITY FUNDS

COMBINED AGGREGATE LIMIT OF LIABILITY FOR ALL LOSS - SCHEDULED POLICIES

(For Use with XP001 and XP002)

MEL0846 Ed. 03-03

In consideration of the premium charged, it is understood and agreed that, notwithstanding anything to the contrary in this Policy or any of the Scheduled Policies set forth below, the Insurer's maximum aggregate liability for the combined total of all loss on account of all claims covered under such Scheduled Policies that are first made against the Insureds during the Policy Period, including any discovery period or extended reporting period, if exercised, whether covered under one or more Scheduled Policies, shall be the Combined Aggregate Limit of Liability set forth below.

The Combined Aggregate Limit of Liability shall be reduced and may be exhausted by payment of loss under any of the Scheduled Policies. Defense costs, or defense expenses, as such term or similar term may be defined in the Primary Policy, shall be part of, and not in addition to, the Combined Aggregate Limit of Liability set forth below, and such defense costs, or defense expenses, shall reduce and may exhaust such Combined Aggregate Total Limit of Liability.

If loss arising from a single claim is covered under more than one Scheduled Policy, the applicable Limit of Liability under such Scheduled Policies shall apply separately to each part of such loss, subject to the Combined Aggregate Limit of Liability.

The Insurer's obligations for all claims first made against the Insureds during the same Policy Period under each Scheduled Policy shall cease once the applicable Limit of Liability under such Scheduled Policy or the Combined Aggregate Limit of Liability set forth below has been exhausted by payment of loss.

The Limit of Liability for any discovery period or extended reporting period, if exercised, shall be part of, and not in addition to, the applicable Scheduled Policy's Limit of Liability and the Combined Aggregate Limit of Liability for the Policy Period. The purchase of any discovery period or extended reporting period shall not increase or reinstate the applicable Scheduled Policy's Limit of Liability or the Combined Aggregate Limit of Liability for the Policy Period.

Combined Aggregate Limit of Liability $10,000,000

Scheduled Policies:
(list all policies - need coinciding Policy Periods)
ZUP-14R97178-12-N2 All Fidelity Funds D&O/E&O policy, 07/01/2012-07/01/2013

ACCEPTED BY: ______________________

TITLE: ______________________

DATE: ______________________

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By ______________________
Authorized Representative

INSURED

CNA

125 Broad Street, New York, NY 10004

March 7, 2013

David M. Goldstein
Willis of Massachusetts, Inc.
Three Copley Place
Suite 300
Boston, MA 02116-6516

Re: All Fidelity Funds
Mutual Fund Bond
Policy Number 287042220
Expiration Date: 07/01/2013

Dear Mr. Goldstein,

We are pleased to enclose Policy Number 287042220 for All Fidelity Funds. We trust that this policy meets with the specifications outlined in our quotation. Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with All Fidelity Funds and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Mark Equi

Mark B Equi
Underwriting Consulting Director
Phone: (617) 994-4346
Fax: (312) 260-4592
Mark.Equi@cna.com

ME/va

CNA

Policy Transaction Invoice

Producer:	Customer:
David M. Goldstein Willis of Massachusetts, Inc. Three Copley Place Suite 300 Boston, MA 02116-6516 (617)351-7498	All Fidelity Funds c/o FMR LLC 82 Devonshire Street, F3D Boston, MA 02109
Branch Code: 912 **Producer Number:** 756340	**Customer Number:** 40420

Continental Casualty Company hereby submits the following Statement for Policy # **287042220** for **All Fidelity Funds** Policy Period: **From 07/01/2012 to 07/01/2013**.

Policy Effective Date	Gross Premium	Commission 0.00%(MFB)	Counter-Signature Fee	Total Taxes	Total Surcharges	Amount Due
7/1/2012	$41,500.00	$0.00	$0.00	$0.00	$0.00	$41,500.00

*** Please return a copy of this invoice with your payment due 30 days after Policy Effective Date to:**

Continental Casualty Company
23453 Network Place
Chicago, IL 60673-1234

Please do not send this payment to any other CNA payment site.

Any questions regarding your account please call

CNA Financial Insurance
Phone: (617) 994-4346
Fax: (312) 260-4592

FOR BILLING QUESTIONS CONTACT BILLING & COLLECTIONS: 1-877-574-0540

This amount will also appear on the CNA monthly statement for this producer number.

CNA

DECLARATIONS
EXCESS INSURANCE POLICY

ACCOUNT NUMBER	40420
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	287042220

Item 1: **NAMED ENTITY AND PRINCIPAL ADDRESS**	**PRODUCER**
All Fidelity Funds c/o FMR LLC 82 Devonshire Street, F3D Boston, MA 02109	Willis of Massachusetts, Inc. Three Copley Place Suite 300 Boston, MA 02116-6516
Attn:	David M. Goldstein

Item 2. **Policy Period**: 7/1/2012 To 7/1/2013

12:01 a.m. Standard Time at the Principal Address stated in Item 1.

Item 3. **Limit of Liability**

$10,000,000 maximum aggregate Limit of Liability under the Policy

Item 4. Schedule of **Underlying Insurance:**

A. **Followed Policy**

Name of Carrier	Policy No	Limits	Ded/Ret Amount
National Union Fire Insurance Company of Pittsburgh, PA	02-306-70-15	$15,000,000	$400,000

B. **Underlying Excess Policies**: *** SEE ATTACHED SCHEDULE ***

Item 5. Policy Premium $41,500

Item 6. Notices of Claims:
Via EMAIL To: openbrokeragenewclaims@cna.com

Open Brokerage Claim Global Specialty Lines
CNA Insurance Company
125 Broad Street, 7th Floor
New York, NY 10004

All other Notices:

Open Brokerage Global Specialty Lines
CNA Insurance Company
125 Broad Street, 8th Floor
New York, NY 10004

Item 7. Endorsements forming a part of this Policy at inception:
G-145125-A Ed.08/03-Policyholder Notice – Economic and Trade Sanctions Condition
G-145184-A Ed.06/03-Economic and Trade Sanctions Condition
GSL2035XX Ed.08/04-Tie In Limits Endorsement

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative: Daniel S. Fortin

Date: March 7, 2013

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of
Westchester Fire Insurance Company	DOX G21661612 007	$10,000,000	$15,000,000
Everest National Insurance Company	FL5FD00012-121	$10,000,000	$25,000,000
ICI Mutual Insurance Company	87153312B	$15,000,000	$35,000,000
Allied World Assurance Company, Ltd.	C014840/002	$15,000,000	$50,000,000
St Paul Mercury Insurance Company	ZBN-14R9718A-12-N2	$10,000,000	$65,000,000

CNA

EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I. FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter "**Followed Policy**") except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter "**Underlying Insurance**") by or on behalf of the insurers of such **Underlying Insurance**, or by or on behalf of the Insureds. The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II. LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer's obligations under this Policy shall be deemed completely fulfilled and extinguished.

III. CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any **Underlying Insurance** which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any **Underlying Insurance** is subject to a sub-limit, then this Policy provides no coverage excess of such **Underlying Insurance** sub-limit, but the **Underlying Insurance** shall be deemed depleted by payment of any such sub-limit.

IV. INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the **Followed Policy** and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any **Underlying Insurance,** even if the **Underlying Insurance** has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer's position or rights of recovery.

V. NOTICES

Where notice is permitted or required by the **Followed Policy**, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman   Secretary

CNA

POLICYHOLDER NOTICE

Ethics and proper business conduct has been the cornerstone of CNA since 1897. While much has changed during the last century, our commitment to these core values has not wavered. We strongly believe that proper business conduct is more than the practice of avoiding wrong; it is also a matter of choosing to do right. Nowhere is this more essential than helping in the fight against terrorism. As such, we are committed to complying with U.S. Department of Treasury Office of Foreign Asset Control (OFAC) requirements.

Through a variety of laws, OFAC administers and enforces economic sanctions against countries and groups of individuals, such as terrorists and narcotics traffickers. These laws prohibit all United States citizens (including corporations and other entities) and permanent residents from engaging in transactions with sanctioned countries and with individuals and entities on the Specially Designated Nationals (SDN) list. Because all U.S. citizens and companies are subject to this law, we wanted to be sure you were aware of its scope and restrictions. If you haven't already done so, you may want to consider discussing this issue with your legal counsel to ensure you are in compliance.

For insurance companies, accepting premium from, issuing a policy to, insuring property of, or making a claim payment to an individual or entity that is the subject of U.S.-imposed economic sanctions or trade embargoes usually are violations of these laws and regulations. Fines for violating OFAC requirements can be substantial. CNA has established an OFAC compliance program part which includes the use of exclusionary policy language. We believe this makes good business sense for CNA and you.

Our records indicate that you have insurance coverage coming up for renewal with us. The purpose of this letter is to advise you that your renewal policy includes OFAC exclusionary policy language, which may reduce or eliminate certain coverage. Specifically, if it is determined that your policy violates certain Federal or State laws or regulations, such as the U.S. list of Specially Designated Nationals or Blocked Persons (organizations or individuals associated with terrorist groups), any term or condition of your policy will be null and void to the extent it violates the applicable laws or regulations of the United States.

We're sure you share our commitment to compliance and thank you for your cooperation.

Your policy language reads as follows:

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1. Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2. Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3. Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

ENDORSEMENT NUMBER: 1
POLICY NUMBER: 287042220
ISSUED TO: All Fidelity Funds

CNA

4. Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5. Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department's Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

ENDORSEMENT NUMBER: 1
POLICY NUMBER: 287042220
ISSUED TO: All Fidelity Funds
EFFECTIVE DATE OF ENDORSEMENT:

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative ______________________________
(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

CNA

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1. Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2. Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3. Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4. Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5. Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department's Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

ENDORSEMENT NUMBER: 2
POLICY NUMBER: 287042220
ISSUED TO: All Fidelity Funds
EFFECTIVE DATE OF ENDORSEMENT:

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative ______________________________
(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

CNA

Tie In Limits Endorsement

In consideration of the premium paid for this Policy, it is hereby agreed that the aggregate Limit of Liability of this Policy shall be reduced by any amount paid by the Insurer or by any affiliate of the Insurer under Policy Number(s) 287273571 with the **Policy Period(s)** of 07/01/2012 to 07/01/2013 issued to or for the benefit of All Fidelity Funds or any affiliate thereof. In the event that such Limit of Liability stated in the Declarations is exhausted by payment of **Loss** under this Policy or Policy No. 287273571, any and all obligations of the Insurer under both Policies shall be deemed to be completely fulfilled and extinguished.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative ______________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

Starr Indemnity & Liability Company

399 Park Avenue, 8th Floor
New York, NY 10022

December 14, 2012

Mary Coughlin
Willis Group
Three Copley Place, Suite 300
Boston, Ma 02116

RE: All Fidelity Funds
SISIXFL21025312

Dear Mary:

Enclosed please find an electronic copy of the above captioned policy. Please let me know if you would like the hard copies, as well.

Thank you for your business, and please do not hesitate to contact me with any questions or concerns.

Regards,

Marshall Rothstein
Financial Institutions Underwriting Manager

Starr Indemnity & Liability Company
399 Park Avenue
8th Floor
New York, NY 10022

Starr Indemnity & Liability Company

Starr Indemnity & Liability Company
399 Park Avenue
New York, NY 10022
(646) 227-6377

EXCESS INSURANCE
FOLLOWING FORM POLICY

POLICY NUMBER: SISIXFL21025312
RENEWAL OF: SISIXFL21025311

NOTICE: EXCEPT TO SUCH EXTENT AS MAY OTHERWISE BE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY MAY ONLY APPLY TO THOSE CLAIMS THAT ARE FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD AND REPORTED IN WRITING TO THE INSURER PURSUANT TO THE TERMS HEREIN.

NOTICE: THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY AMOUNTS INCURRED FOR DEFENSE COSTS. AMOUNTS INCURRED FOR DEFENSE COSTS SHALL BE APPLIED AGAINST THE RETENTION AMOUNT, IF ANY.

NOTICE: PLEASE READ THIS POLICY CAREFULLY AND DISCUSS THE COVERAGE HEREUNDER WITH YOUR INSURANCE AGENT OR BROKER.

DECLARATIONS

ITEM 1: NAMED INSURED: All Fidelity Funds

ADDRESS: c/o FMR LLC
82 Devonshire Street. F3D
Boston, MA 02109

ITEM 2: POLICY PERIOD: From: July 1, 2012 To: July 1, 2013
(12:01 a.m. Standard Time at the address stated in Item 1)

ITEM 3: LIMIT OF LIABILITY: $10,000,000 part of $15,000,000 excess of $85,000,000
aggregate for all coverages combined (including Defense Costs)

ITEM 4: UNDERLYING COVERAGES, UNDERLYING POLICIES & UNDERLYING INSURERS:

A. COVERAGE: Excess Investment Bond

Primary Policy:

Insurer	*Policy Number*	*Limits*	*Policy Period*
National Union Fire Insurance Company of Pittsburgh, PA.	**02-306-70-15**	**$15,000,000**	**July 1, 2012 to July 1, 2013**

Excess Policy(ies):

Insurer	*Policy Number*	*Limits*	*Policy Period*
Westchester Fire Insurance Company	**DOX G21661612 007**	**$10,000,000 excess of $15,000,000**	**July 1, 2012 to July 1, 2013**
Everest Reinsurance Company	**FL5FD00012-121**	**$10,000,000 excess of $25,000,000**	**July 1, 2012 to July 1, 2013**
ICI Mutual Insurance Company	**87153312B**	**$15,000,000 excess of $35,000,000**	**July 1, 2012 to July 1, 2013**
Allied World Assurance Company	**C014840/002**	**$15,000,000 excess of $50,000,000**	**July 1, 2012 to July 1, 2013**
St. Paul Mercury Insurance Company	**14R97178A**	**$10,000,000 excess of $65,000,000**	**July 1, 2012 to July 1, 2013**
Continental Casualty Company	**287042220**	**$10,000,000 excess of $75,000,000**	**July 1, 2012 to July 1, 2013**

ITEM 5: PENDING OR PRIOR DATE: August 1, 2008

ITEM 6: PREMIUM: $41,500

ITEM 7: A. DISCOVERY PERIOD/EXTENDED REPORTING PERIOD PREMIUM: 150% of premium set forth in Item 6 above

B. DISCOVERY PERIOD/EXTENDED REPORTING PERIOD: 12 months

ITEM 8: ADDRESS OF INSURER AND ITS AUTHORIZED AGENTS FOR NOTICES UNDER THIS POLICY

A. Claims-Related Notices

LVL CLAIMS SERVICES, LLC
111 JOHN STREET
SUITE 1500
NEW YORK, NEW YORK 10038
e-mail: notice@lvlclaims.com

B. All Other Notices to the Insurer:

STARR INDEMNITY & LIABILITY COMPANY
ATTN: FINANCIAL LINES DEPARTMENT
399 PARK AVE. 8TH FLOOR
NEW YORK, NY 10022

In Witness Whereof, the Insurer has caused this policy to be executed and attested, but this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.

Charles H. Dangelo, President

Honora M. Keane, General Counsel

Authorized Representative

Starr Indemnity & Liability Company

EXCESS INSURANCE
FOLLOWING FORM POLICY

In consideration of premium paid and subject to the Declarations and Endorsements made a part hereof and the terms, conditions and limitations set forth herein and therein, Starr Indemnity & Liability Company (herein referred to as the "Insurer"), agrees as follows:

I. INSURING CLAUSE

The Insurer shall pay the individuals and entities insured under the Primary Policy (also referred to herein as the "Insured") for loss after exhaustion by payments of all applicable underlying limits solely as a result of payment of losses covered thereunder by either the Underlying Insurers as specified in Item 4 of the Declarations or the Insureds, subject to:

A. the terms and conditions of the Primary Policy as in effect the first day of the Policy Period;

B. the Limit of Liability as stated in Item 3 of the Declarations; and

C. the terms and conditions of, and the endorsements attached to, this Policy.

Notwithstanding the above, this Policy shall not provide coverage broader than that provided by any Underlying Policy listed in Item 4 of the Declarations, unless such broader coverage is specifically agreed to in writing by the Insurer herein or in a written endorsement attached hereto.

II. TERMS AND CONDITIONS

A. DEFINITIONS

Terms defined in the Primary Policy are used in this Policy with the meaning assigned to them in the Primary Policy unless otherwise indicated.

"Claim" shall have the same meaning as defined in the Primary Policy.

"Defense Costs" shall have the same meaning as the following defined term in the Primary Policy: Defense Costs; Defense Expenses; or Claims Expenses.

B. PUNITIVE DAMAGES COVERAGE

This Policy shall cover punitive damages to the same extent punitive damages are covered under the Primary Policy.

C. PENDING OR PRIOR EXCLUSION

This Policy shall follow any exclusion in the Primary Policy regarding pending or prior litigation, administrative, regulatory or other proceedings, investigations, demands, suits, orders, decrees or judgments. The applicable date for determining whether any such matter is "pending or prior" for the purpose of such exclusion in this Policy shall be the Pending or Prior Date set forth in Item 5 of the Declarations.

D. LOSS PROVISIONS

1. This Policy shall follow the notice of Claim provisions of the Primary Policy, except as stated otherwise herein.

2. Notice hereunder shall be given to the Insurer's authorized agent identified in Item 8 of the Declarations.

3. The Insured shall provide the Insurer with such information, assistance and cooperation as the Insurer may reasonably request and as shall be in the Insured's power to provide and shall do nothing that may prejudice the Insurer's position or potential rights of recovery.

4. The Insurer shall have the sole right to investigate, adjust, and settle its portion of any Claims or losses arising under this Policy and it shall not be bound by the Claim or loss decisions made by any other insurer. The Insurer shall have the right, in its sole discretion, but not the obligation, to effectively associate with the Insured in the defense and settlement of any Claim that appears to be reasonably likely to involve this Policy, including but not limited to effectively associating in the negotiation of a settlement. Only those settlements, stipulated judgments and Defense Costs which have been consented to by the Insurer shall be recoverable as loss under the terms of this Policy. The Insurer's consent shall not be unreasonably withheld, provided that the Insurer shall be entitled to effectively associate in the defense and the negotiation of any settlement of any Claim in order to reach a decision as to reasonableness.

E. REPRESENTATIONS AND WARRANTY STATEMENTS

It is a condition precedent to the Insurer's obligations under this Policy, and the Insured agrees, that all applications, warranty statements, together with attachments and any other materials submitted for this Policy and any Underlying Policy, shall be deemed attached to and made a part of this Policy. The Insurer has relied on all such materials, representations and information as being accurate and complete in issuing this Policy.

F. FOLLOWING FORM

1. This Policy, except as herein stated, is subject to all terms, conditions, agreements and limitations of the Primary Policy in all respects as in effect on the date hereof. The Insured shall furnish to the Insurer copies of all proposed rewrites or changes by endorsement or otherwise to the Primary Policy. The Insured agrees that should any change to the Primary Policy or any Underlying Policy made by rewrite, endorsement or otherwise, this Policy shall not be changed without the prior written consent of the Insurer, which consent shall be at the sole discretion of the Insurer. It is further agreed that should any change of this Policy be consented to by the Insurer, then the premium hereon may be adjusted accordingly.

2. In the event of the depletion of the limits of liability of the Underlying Policy(ies) solely as a result of payment of losses covered thereunder, by the Underlying Insurers and/or the Insureds, this Policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms of this Policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such Underlying Policy. In the event of the exhaustion of all of the limits of liability of such Underlying Policy(ies) solely as a result of payment of losses covered thereunder, by the Underlying Insurers and/or the Insureds, the remaining limits available under this Policy shall, subject to the Limit of Liability as set forth in Item 3 of the Declarations and to the other terms of this Policy,

continue for subsequent losses as primary insurance and any retention specified in the Underlying Policy shall be imposed under this Policy.

3. The Insurer's obligations under this Policy shall not be increased, expanded or otherwise changed, nor shall the Insurer drop down for any reason, including but not limited to the receivership, insolvency, or inability or refusal to pay of any Underlying Insurer, the cancellation of any Underlying Policy or the existence of a sub-limit of liability in any Underlying Policy. In the event of the receivership, insolvency, or inability or refusal to pay of any Underlying Insurer, or the cancellation of any Underlying Policy, the Insured may pay any losses otherwise payable under such Underlying Policy and such payments by the Insured shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policy for purposes of coverage under this Policy. In the event a sub-limit of liability exists in the Underlying Policy, any payments of loss that are subject to such a sub-limit shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policy for purposes of coverage under this Policy.

G. CANCELLATION OF UNDERLYING POLICY

The Insured shall give notice to the Insurer as soon as practicable of the cancellation of any Underlying Policy.

In the event any Underlying Policy shall be cancelled by the insurer thereon (other than for non-payment of premium), this Policy shall continue in full force and effect for the remainder of the Policy Period and the Insurer shall be liable to the same extent that it would have been liable if such Underlying Policy had remained in effect.

H. CANCELLATION CLAUSE

This Policy shall follow the cancellation terms of the Primary Policy except that in the event the Insurer cancels this Policy for non-payment of premium, this Policy shall be void as of the inception date of the Policy Period.

I. DISPUTE RESOLUTION PROCESS

In the event of any disputes or differences which may arise under or in connection with this Policy, whether arising before or after termination of this Policy, including any determination of the amount of loss, the Insurer and the Insured agree to participate in a non-binding mediation process to resolve such disputes or differences. Either party shall have the right to commence a judicial proceeding or, if the parties agree, a binding arbitration proceeding to resolve such disputes or differences. However, such judicial or arbitration proceeding shall not be commenced until at least ninety (90) days after the date the non-binding mediation shall be deemed concluded or terminated.

Any binding arbitration proceeding commenced pursuant to this paragraph I. shall be submitted to the American Arbitration Association under or in accordance with its then-prevailing Commercial Arbitration Rules, in which the arbitration panel shall be composed of three disinterested individuals. In either mediation or arbitration, the mediator(s) or arbitrators shall have knowledge of the legal, corporate management, or insurance issues relevant to the matters in dispute. Each party shall share equally the expenses of the non-binding mediation or binding arbitration.

Endorsement No.: 1
This endorsement, effective: July 1, 2012
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: SISIXFL21025312
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

MASSACHUSETTS AMENDATORY ENDORSEMENT

This endorsement modifies insurance coverage provided under the EXCESS INSURANCE FOLLOWING FORM POLICY.

It is understood and agreed that paragraph H. CANCELLATION CLAUSE of Clause **II. TERMS AND CONDITIONS** is deleted and replaced by the following:

H. CANCELLATION AND NON-RENEWAL CLAUSE

1. The Insurer may only cancel this Policy for non-payment of premium. The Insurer shall mail or deliver written notice of cancellation to the Named Insured not less than ten (10) days prior to the effective date of cancellation. Notice of cancellation shall be delivered or mailed to the Named Insured, at the Named Insured's last known address, and the agent of record for the Named Insured, if applicable. No written notice of cancellation shall be deemed effective unless the Insurer obtains a certificate of mailing receipt from the U.S. Postal Service showing the name and address of the Named Insured as stated in the Policy. The affidavit of any officer, agent or employee of the Insurer, duly authorized for that purpose, that such notice has been served shall be prima facie evidence that cancellation has been duly effected. If the Policy is made payable to a mortgagee or any person other than the Named Insured, notice shall be given to the mortgagee or other person in the manner provided above.

2. If the Insurer decides not to renew this Policy the Insurer shall mail or deliver written notice to the Named Insured at least forty-five (45) days prior to the expiration of the Policy Period.

All other provisions remain unchanged.

Authorized Representative

Endorsement No.: 2
This endorsement, effective: July 1, 2012
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: SISIXFL21025312
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

MASSACHUSETTS POLICYHOLDER NOTICE

IMPORTANT NOTICE TO ALL MASSACHUSETTS POLICYHOLDERS:

In the event of a complaint, please contact us at:

Starr Indemnity & Liability Company
Attn: Financial Lines Department
399 Park Avenue
8th Floor
New York, NY 10022
Phone: 646.227.6377

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts
Division of Insurance
One South Station, 5th Floor
Boston, MA 02110-2208

Endorsement No.: 3
This endorsement, effective: July 1, 2012
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: SISIXFL21025312
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

STATE AMENDATORY INCONSISTENCY

It is understood and agreed that the Clause II. Terms and Conditions is amended by adding the following:

> It is understood and agreed that in the event that there is an inconsistency between a state amendatory attached to this policy and any other term or condition of this policy, then where permitted by law, the **Insurer** shall apply those terms and conditions of either the amendatory or the policy which are more favorable to the **Insured**.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No.: 4
This endorsement, effective: July 1, 2012
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: SISIXFL21025312
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

OFAC EXCLUSION

It is understood and agreed that Clause II., TERMS AND CONDITIONS, is amended by adding the following exclusion:

OFAC EXCLUSION

This policy shall not cover any loss in connection with any Claim in the event that such coverage would not be in compliance with any United States of America economic or trade sanctions, laws or regulations, including but not limited to the U.S. Treasury Department's Office of Foreign Assets Control, or any similar foreign, federal, state or statutory law or common law.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No.: 5
This endorsement, effective: July 1, 2012
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: SISIXFL21025312
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

NUCLEAR EXCLUSION

It is understood and agreed that Clause II., TERMS AND CONDITIONS, is amended by adding the following exclusion:

> This Policy shall not cover any Loss in connection with any Claim alleging, arising out of, based upon or attributable to nuclear fission, nuclear fusion, radioactive contamination or the hazardous properties of any nuclear materials.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No.: 6
This endorsement, effective: July 1, 2011
(at 12:01 a.m. Standard Time at the address stated in Item 1 of the Declarations)
Forms a part of Policy No.: SISIXFL21025312
Issued to: All Fidelity Funds
By: Starr Indemnity and Liability Company

**TIE-IN OF LIMITS ENDORSEMENT –
SPECIFIED OTHER POLICIES**

It is understood and agreed that the Insurer's combined and maximum Limit of Liability under this policy and the **Listed Policies** shall be $10,000,000.

This policy's Limit of Liability shall be reduced in an amount equal to any payment of loss made under the **Listed Policies**. The **Listed Policies'** limits of liability are part of, and not in addition to, this policy's Limit of Liability.

This endorsement shall not serve to increase the Limit of Liability of this policy or of any of the **Listed Policies**.

Solely as used in this endorsement, the term **"Listed Policies"** shall mean the following policies issued by the Insurer:

Named Insured	Policy Number
All Fidelity Funds	SISIXFL21025412

"Listed Policies" shall also mean any policy issued by the Insurer: (i) that has been replaced by, or has preceded, any of the above policies; or (ii) for which any of the above policies is a renewal.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

Authorized Representative

Endorsement No.: 7
This endorsement, effective: July 1, 2012
(at 12:01 a.m. Standard Time at the address of the Named Insured as shown in Item 1 of the Declarations)
Form a part of Policy No.: SISIXFL21025312
Issued to: All Fidelity Funds
By: Starr Indemnity & Liability Company

QUOTA SHARE ENDORSEMENT

It is agreed:

1. This Policy is part of a quota share layer of insurance coverage for the Insured, which consists of the following participants:

Insurer	Limit of Liability
Starr Indemnity & Liability Company	$10,000,000
Axis Insurance Company	$5,000,000
Total Quota Share Layer Limit of Liability:	$15,000,000

   The Insurer shall be liable only for such portion of any loss as this Policy's Aggregate Limit of Liability as set forth above bears to the total quota share layer limit of liability as set forth above. In no event shall the Insurer be liable for an amount greater than such portion of loss, whether or not the other insurers in the quota share layer pay their respective portion of such loss.

2. The Insurer shall separately have all of the rights granted to the Insurer under this Policy and/or any Underlying Policy with respect to any Claim, including without limitation the right to consent to any Defense Costs, settlement or other loss and the right to participate in the investigation, settlement or defense of any covered Claim. No other insurer shall exercise any such rights on behalf of the Insurer without the express written consent of the Insurer. In addition, the Insured shall give any notice under this Policy to the Insurer, and any notice given to any other insurer shall not constitute notice to the Insurer.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED

Authorized Representative

AXIS

SECUREXCESS DECLARATIONS

SUBJECT TO THE PROVISIONS OF THE UNDERLYING INSURANCE, THIS POLICY MAY ONLY APPLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENT AMOUNTS SHALL BE REDUCED AND MAY BE TOTALLY EXHAUSTED BY PAYMENT OF DEFENSE COSTS. PLEASE READ THIS POLICY CAREFULLY.

COMPANY: Axis Insurance Company	**POLICY NUMBER**: MBN727586/01/2012

Item 1. **Policyholder**:
All Fidelity Funds
c/o FMR LLC
82 Devonshire Street
Mailstop F3D
Boston, MA 02109

Item 2. **Policy Period**:
a. Inception Date July 1, 2012
b. Expiration Date July 1, 2013

Both dates at 12:01 a.m. at the address listed in Item 1.

Item 3. Limits of Liability (inclusive of defense costs):

a. Maximum aggregate Limit of Liability for each **Claim**:

$5,000,000 representing 33%** part of $15,000,000 excess of $85,000,000 of **Underlying Insurance**

b. Maximum aggregate Limit of Liability for all **Claim(s)** during the **Policy Period** for all **Insurance Products**:

$5,000,000 representing 33%** part of $15,000,000 excess of $85,000,000 of **Underlying Insurance**

****33%** represents the Insurer's participation on a quota share basis of $0.33 of each dollar of limit of liability and premium expressed hereon and payments hereunder for this layer of insurance; subject always to the Insurer's maximum aggregate Limit of Liability for all **Claims** for all **Insurance Products** of $5,000,000.

Item 4. **Underlying Insurance** and **Insurance Products**: See Endorsement No. 1

Item 5. Endorsements Attached at Inception:

1. Schedule of Underlying Insurance Products (SE1000 Ed. 0203);
2. MA State Amendatory Endorsement (SE0427 Ed 1005);
3. MA Policyholder Notice (MU 7042 Ed. 04 05);
4. Absolute Tie – in limits Endorsement (as expiring).

Item 6. Notices to **Insurer**:

<u>Notice of **Claim(s)** To Be Sent To:</u>
Axis Financial Insurance Solutions Claims
Address: Connell Corporate Park
300 Connell Drive
P.O. Box 357
Berkeley Heights, NJ 07922-0357

<u>All Other Notices To Be Sent To:</u>
Axis Financial Insurance Solutions
Address: Connell Corporate Park
300 Connell Drive
P.O. Box 357
Berkeley Heights, NJ 07922-0357

Item 7. Pending or Prior Claim Date: N/A

Item 8. Terrorism Coverage Premium: N/A

The **Insurer** has caused this Policy to be signed and attested by its authorized officers, but it shall not be valid unless also signed by another duly authorized representative of the **Insurer**.

Authorized Representative

July 27, 2012

Date

Gregory W. Springer
President

Andrew Weissert
Secretary

SECUREXCESS POLICY

In consideration of the payment of the premium, and in reliance on all statements made in the application(s) for this Policy and the **Underlying Insurance** and all information provided to the **Insurer** and any or all of the **Underlying Insurers**, and subject to the provisions of this Policy, the **Insurer** and the **Policyholder**, on its own behalf and on behalf of all **Insureds**, agree as follows.

I. INSURING AGREEMENT

With respect to each **Insurance Product**, the **Insurer** shall provide the **Insureds** with insurance during the **Policy Period** excess of all applicable **Underlying Insurance**. Except as specifically set forth in the provisions of this Policy, the insurance afforded hereunder shall apply in conformance with the provisions of the applicable **Primary Policy** and, to the extent coverage is further limited or restricted thereby, to any other applicable **Underlying Insurance.** In no event shall this Policy grant broader coverage than would be provided by the most restrictive policy constituting part of the applicable **Underlying Insurance**.

The insurance afforded under this Policy shall apply only after all applicable **Underlying Insurance** with respect to an **Insurance Product** has been exhausted by actual payment under such **Underlying Insurance**, and shall only pay excess of any retention or deductible amounts provided in the **Primary Policy** and other exhausted **Underlying Insurance**.

II. DEFINITIONS

A. **Claim(s)** means the event(s) which take place during the **Policy Period** and which trigger(s) coverage under the insuring agreement(s) of the **Underlying Insurance**.

B. **Insurance Product** means each separate type of insurance identified as an **"Insurance Product"** in Endorsement No. 1 to this Policy.

C. **Insured(s)** means any person(s) or entity(ies) that may be entitled to coverage under the **Primary Policy** at its inception.

D. **Insurer** means the company identified as **"Insurer"** in the Declarations.

E. **Policy Period** means the period from the inception date to the expiration date of this Policy stated in Item 2. in the Declarations, or its earlier cancellation or termination date, if any.

F. **Policyholder** means the person(s) or entity(ies) identified in Item 1. in the Declarations.

G. **Primary Policy** means the specific policy identified as the **"Primary Policy"** under the applicable **Insurance Product** listed in Endorsement No. 1 to this Policy.

H. **Sublimit** means any **Underlying Limits** which:

1. applies only to a particular grant of coverage under such **Underlying Insurance**; and
2. reduces and is part of the otherwise applicable limits of liability of such **Underlying Insurance** set forth in Item 4 of the Declarations.

I. **Underlying Insurance** means each insurance policy which constitutes all or part of an **Insurance Product**, as scheduled in Endorsement No. 1 to this Policy.

J. **Underlying Insurers** means any or all of the companies who issued the policies of **Underlying Insurance**.

K. **Underlying Limits** means, with respect to each **Insurance Product**, an amount equal to the aggregate of all limits of liability for each **Insurance Product** stated in Endorsement No. 1 to this Policy, plus the

uninsured retention or deductible, if any, applicable to the **Primary Policy** under such **Insurance Product.**

III. CONDITIONS OF COVERAGE

A. For purposes of determining when insurance under this Policy shall attach and the limitations under which such insurance shall apply:

1. All of the **Underlying Insurance** in effect as of the inception date of the **Policy Period** shall be maintained in full effect with solvent insurers throughout the **Policy Period** except for any reduction or exhaustion of the **Underlying Limits** as provided in Section IV. below; and

2. All **Insureds** shall comply fully with all of the provisions of this Policy.

B. As a condition precedent to coverage under this Policy, the **Insured** shall give to the **Insurer** as soon as practicable, but in no event later than thirty (30) days thereafter, written notice and the full particulars of i) the exhaustion of the aggregate limit of liability of any **Underlying Insurance**, ii) any **Underlying Insurance** not being maintained in full effect during the **Policy Period**, or iii) an **Underlying Insurer** becoming subject to a receivership, liquidation, dissolution, rehabilitation or similar proceeding or being taken over by any regulatory authority.

C. If during the **Policy Period** the provisions of the **Primary Policy** are changed in any manner, as a condition precedent to coverage under this Policy, the **Insured** shall give written notice to the **Insurer** of the full particulars of such change as soon as practicable but in no event later than thirty (30) days following the effective date of such change. No amendment to any **Primary Policy** or **Underlying Insurance** during the **Policy Period** shall be effective in broadening or extending the coverage afforded by this Policy or extending or increasing the limits of liability afforded by this Policy unless the Insurer so agrees in writing. The Insurer may, in its sole discretion, condition its agreement to follow any changes to the **Primary Policy** or the **Underlying Insurance** on the **Insured** paying any additional premium required by the **Insurer** for such change.

As soon as practicable, but in no event later than thirty (30) days thereafter, the **Policyholder** must give the **Insurer** written notice of any additional or return premiums charged or allowed in connection with any **Underlying Insurance.**

IV. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. If the **Underlying Limits** are partially reduced solely due to actual payment under the **Underlying Insurance**, this Policy shall continue to apply as excess insurance over the remaining **Underlying Limits.**

B. If the **Underlying Limits** are wholly exhausted solely due to actual payment under the **Underlying Insurance**, this Policy shall continue to apply as primary insurance with respect to the applicable **Insurance Product(s)** and the retention or deductible, if any, applicable under the **Primary Policy(ies)** shall apply under this Policy.

C If any **Underlying Limits** are subject to a **Sublimit** then coverage hereunder shall not apply to any **Claim** which is subject to such **Sublimit**, provided however, that the **Underlying Limit** shall be recognized hereunder as depleted to the extent of any payment of such **Claim** subject to such **Sublimit.**

V. LIMITS OF LIABILITY

A. The amount stated in Item 3.a. in the Declarations shall be the maximum limit of the **Insurer's** liability for each **Claim** under the applicable **Primary Policy**, and shall be the maximum amount payable by the **Insurer** under this Policy for a single **Claim**, which amount shall be part of, and not in addition to, the amount stated in Item 3.b. in the Declarations.

B. The amount stated in Item 3.b. in the Declarations shall be the maximum aggregate amount payable by the **Insurer** under this Policy with respect to all **Claims** during the **Policy Period** for all **Insurance Products**.

C. This Policy does not provide coverage for any **Claim** not covered by the **Underlying Insurance**, and shall drop down only to the extent that payment is not made under the **Underlying Insurance** solely by reason of exhaustion of the **Underlying Insurance** through payments thereunder, and shall not drop down for any other reason. If any **Underlying Insurer** fails to make payments under such **Underlying Insurance** for any reason whatsoever, including without limitation the insolvency of such **Underlying Insurer**, then the **Insureds** shall be deemed to have retained any such amounts which are not so paid. If the **Underlying Insurance** is not so maintained, the **Insurer** shall not be liable under this Policy to a greater extent than it would have been had such **Underlying Insurance** been so maintained.

D. Payment by the **Insurer** of any amount, including but not limited to defense costs, shall reduce the limits of liability available under this Policy.

VI. SETTLEMENTS AND DEFENSE

A. No **Insured** under this Policy may, without the **Insurer's** prior written consent, which consent shall not be unreasonably withheld, admit liability for or settle any matter for which insurance may be sought under this Policy.

B. The **Insurer** may, at its sole discretion, elect to participate in the investigation, defense and/or settlement of any claim under this Policy, regardless of whether the applicable **Underlying Insurance** has been exhausted.

C. The **Insured**, and not the **Insurer**, has the duty to defend all **Claims** under this Policy.

VII. SUBROGATION

A. In the event of payment under this Policy, the **Insurer** shall be subrogated to all rights of recovery of each and all **Insureds** against any person or organization, and the **Insureds** shall do whatever is necessary to secure those rights to the satisfaction of the **Insurer**, including the execution of such documents necessary to enable the **Insurer** effectively to bring suit in the name of such **Insureds**.

B. Any amount recovered after payment under this Policy and any **Underlying Insurance** policies shall be apportioned among the Insurer and the **Underlying Insurers** net of the expense of such recovery in the reverse order of actual payment. The expenses attendant to such recovery shall be apportioned among those benefiting from the recovery in proportion to the amount of benefit to each party.

VIII. AUTHORIZATION

Except as stated in paragraph IX.A. below, the **Policyholder** shall be the sole agent of all **Insureds** with respect to all matters, including but not limited to giving and receiving notices and other communications, effecting or accepting any endorsements to or notices of cancellation of this Policy, the payment of premium and the receipt of any return premiums.

IX. NOTICE

A. With respect to any **Claim**, situation that could give rise to a **Claim**, or other matter as to which insurance may be sought under this Policy, the **Policyholder** or any **Insured** must give the **Insurer** written notice contemporaneously with and in the identical manner required by the applicable **Primary Policy**.

B. All notices under this Policy shall be sent to the **Insurer** at the address set forth in Item 6. in the Declarations.

X. MODIFICATION, CANCELLATION AND NONRENEWAL

A. No modification of this Policy shall be effective unless made by endorsement signed by an authorized representative of the **Insurer**.

B. The **Policyholder** may cancel this Policy at any time by written notice stating when thereafter such cancellation is to be effective.

C. The **Insurer** may cancel this Policy only for nonpayment of premium, and only by delivering or mailing to the **Policyholder** written notice stating when, not less than ten (10) days thereafter, such cancellation shall become effective. The delivery or mailing of such notice shall be sufficient proof thereof and this Policy and the **Policy Period** shall terminate at the date and hour specified in the notice.

D. The **Insurer** shall refund the unearned premium, computed at the customary short rate, if the Policy is cancelled by the **Policyholder**.

E. The **Insurer** shall have no obligation to renew this Policy upon its expiration. If the **Insurer** decides not to renew this Policy, the **Insurer** shall provide written notice to the **Policyholder** by messenger, express delivery or first class mail at least sixty (60) days prior to the expiration of the Policy.

XI. EXCLUSIONS

The **Insurer** shall not be liable for any amount in any **Claim** taking place during the **Policy Period** and arising under any **Insurance Product**, which is based upon, arising out of, directly or indirectly resulting from, in consequence of or in any way involving:

A. Any demand, suit or other proceeding pending, or order, decree or judgment entered, against any **Insured** on or prior to the Pending or Prior Claim Date set forth in Item 7 of the Declarations or any wrongful act, fact, circumstance or situation underlying or alleged therein; or

B. Any other wrongful act, fact, circumstance or situation whenever occurring, which together with a wrongful act, fact, circumstance or situation described in (a) above are causally or logically interrelated by a common nexus.

Endorsement No. 1

Effective date of this endorsement: 12:01 a.m. on: July 1, 2012
To be attached to and form part of Policy Number: MBN727586/01/2012
Issued to: All Fidelity Funds
By: Axis Insurance Company

SCHEDULE OF UNDERLYING INSURANCE AND INSURANCE PRODUCTS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

The Schedule of **Underlying Insurance** and **Insurance Products** is as follows:

A. Insurance Product: Investment Company Bond

1. Primary Policy

Insurer	Policy Number	Limits	Policy Period
National Union Fire Insurance Company of Pittsburgh, PA	02-306-70-15	$15,000,000	07/01/2012 07/01/2013

2. Other Underlying Policies

Insurer	Policy Number	Limits	Policy Period
Westchester Fire Insurance Company	DOX G21661612 007	$10,000,000 XS $15,000,000	07/01/2012 07/01/2013
Everest National Insurance Company	FL5F D00012-121	$10,000,000 XS $25,000,000	07/01/2012 07/01/2013
ICI Mutual Insurance Company	87153312B	$15,000,000 XS $35,000,000	07/01/2012 07/01/2013
Allied World Assurance Company, Ltd.	0014840-002	$15,000,000 XS $50,000,000	07/01/2012 07/01/2013
St. Paul Mercury Insurance Company (Travelers)	14R9718A	$10,000,000 XS $65,000,000	07/01/2012 07/01/2013
Continental Casualty Company (CNA)	287042220	$10,000,000 XS $75,000,000	07/01/2012 07/01/2013

All other provisions remain unchanged.

Authorized Representative

July 27, 2012

Date

Endorsement No. 2

Effective date of this endorsement: 12:01 a.m. on: July 1, 2012
To be attached to and form part of Policy Number: MBN727586/01/2012
Issued to: All Fidelity Funds
By: Axis Insurance Company

MASSACHUSETTS AMENDATORY ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

1. Section **X. MODIFICATION, CANCELLATION AND NONRENEWAL**, paragraph **B.** is amended by the addition of the following:

   Such notice of cancellation shall be delivered or mailed by first class mail, postage prepaid.

2. Section **X. MODIFICATION, CANCELLATION AND NONRENEWAL**, paragraph **C.** is deleted and replaced by the following:

   The **Insurer** may cancel this Policy only for nonpayment of premium, and only by delivering or mailing to the **Policyholder** written notice stating when, not less than ten (10) days thereafter, such cancellation shall become effective. The notice of cancellation shall be delivered to the **Policyholder**, or be left at its last address as shown on the **Insurer's** records or, if its records contain no such address, at its last address known to the **Insurer**, or be mailed to the address of the **Policyholder** by first class mail, postage prepaid. No written notice of cancellation shall be deemed effective when mailed by the **Insurer** unless the **Insurer** obtains a certificate of mailing receipt from the U.S. Postal Service showing the name and address of the **Policyholder** as stated in the Policy. The affidavit of any officer, agent or employee of the **Insurer**, duly authorized for that purpose, that such notice has been served shall be prima facie evidence that cancellation has been duly effected. If the Policy is made payable to a mortgagee or any person other than the **Policyholder**, notice must also be given to the mortgagee or other person in the manner provided above.

All other provisions remain unchanged.

Authorized Representative

July 27, 2012

Date

Endorsement No. 3

Effective date of this endorsement: 12:01 a.m. on: July 1, 2012
To be attached to and form part of Policy Number: MBN727586/01/2012
Issued to: All Fidelity Funds
By: Axis Insurance Company

POLICYHOLDER NOTICE – MASSACHUSETTS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

IMPORTANT NOTICE TO ALL MASSACHUSETTS POLICYHOLDERS:

In the event of a complaint, please contact us at:

Axis U.S. Insurance
Legal Department
11680 Great Oaks Way
Suite 500
Alpharetta, Georgia 30022
Fax No.: 1 (678) 746-9317

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts
Division of Insurance
One South Station, 5th Floor
Boston, MA 02110-2208

Endorsement No. 4

Effective date of this endorsement: 12:01 a.m. on: July 1, 2012
To be attached to and form part of Policy Number: MBN727586/01/2012
Issued to: All Fidelity Funds
By: Axis Insurance Company

TIE IN LIMITS ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

In consideration of the premium charged, the **Insureds** and the Insurer hereby agree that this Policy has been issued in conjunction with *Axis Insurance Company – MBN741646/01/2012* (the "Other Policy(ies)") with the intention that this Policy and all the Other Policy(ies) would share a single aggregate limit of liability. Accordingly, any payments by the Insurer under this Policy shall reduce, and possibly exhaust, the limit of liability available for the payment of claims under the Other Policy(ies).

Similarly, any payments by the Insurer or an affiliate thereof under the Other Policy(ies) shall reduce and possibly exhaust the limit of liability available for the payment of **Claims** under this Policy.

In all events, the Insurer's maximum limit of liability under this Policy is *$5,000,000*. Additionally, when the sum total of **Claims** paid under this Policy and claims under the Other Policy(ies), equals *$5,000,000*, then the Insurer's obligations under this Policy as well as all of the Other Policy(ies) shall be completed fulfilled and extinguished.

All other provisions remain unchanged.

Authorized Representative

July 27, 2012

Date